Filed by Micro General Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14d-9
                                          of the Securities Exchange Act of 1934
                                      Subject Company: Micro General Corporation
                                                  Commission File No.: 000-08358




                                    NEWS
                                    FOR IMMEDIATE RELEASE

                                    Contact:
                                    Dale Christensen
                                    Micro General Corporation
                                    (949) 622-4986
                                    dchristensen@microgeneral.com

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              MICRO GENERAL CORPORATION'S BOARD RECOMMENDS TENDER
               OFFER PROPOSAL FROM FIDELITY NATIONAL INFORMATION
                                   SOLUTIONS

         SANTA ANA, Calif., May 2, 2002 - Micro General Corporation (NASDAQ:
MGEN), the leading provider of production and workflow software systems to the title and real estate industries, announced today that its Board of Directors has voted to recommend to its stockholders the proposal made to Micro General's shareholders by Fidelity National Information Solutions (NASDAQ: FNIS). Pursuant to the proposal, FNIS plans to offer 0.696 shares in exchange for each share of Micro General common stock for an offer price equivalent to $16.65 per share, based on April 29 closing prices of both companies' stocks, the date of FNIS's announcement.

         A Special Committee of directors of Micro General was formed to study FNIS's proposal to consummate the transaction. Needham & Company, Inc., an independent investment banking firm retained by the Special Committee, has rendered an opinion that the exchange ratio of 0.696 shares of FNIS Common Stock for each Micro General share is fair from a financial point of view to Micro General's public shareholders as of the date hereof.

         The consummation of this proposal would be subject to approval of FNIS's stockholders, SEC regulations and other conditions customary for a transaction of this nature.

About Micro General Corporation:


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         Micro General Corporation is a leading provider of production and workflow software systems to the real estate title and escrow industries. The Company's additional competencies include managed application services, application development and integration, network, data and infrastructure management and IT outsourcing. Micro General and its operating subsidiaries employ more than 700 individuals nationwide, primarily in technical positions. To learn more about Micro General Corporation, please visit www.microgeneral.com.

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Where to find more information:

         If Fidelity National Information Solutions proceeds with the offer, Micro General will be required to file a solicitation/recommendation statement on Schedule 14D-9 in response to the offer with the Securities and Exchange Commission. Investors and security holders are advised to read the statement when and if it becomes available, because this document will contain important information. Investors and security holders may obtain a free copy of the solicitation/recommendation statement (when and if available) and other documents filed by Micro General at the SEC's web site at www.sec.gov.

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This press release contains statements related to future events and expectations and, as such, constitutes forward-looking statements. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to be different from those expressed or implied above. The Company expressly disclaims any duty to update or revise forward-looking statements. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to, the effect of governmental regulations, the economy, competition and other risks detailed from time to time in the "Management Discussion and Analysis" section of the Company's Form 10-K and other reports and filings with the Securities and Exchange Commission.


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